December 11, 2009

Keith O`Connell, Esquire
Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:T. Rowe Price Institutional International Funds, Inc. ("Registrant")
consisting of the following series:
T. Rowe Price Institutional Africa & Middle East Fund
T. Rowe Price Institutional Emerging Markets Equity Fund
T. Rowe Price Institutional Foreign Equity Fund
T. Rowe Price Institutional Global Equity Fund
T. Rowe Price Institutional Global Large-Cap Equity Fund
 File Nos.: 033-29697/811-5833

Dear Mr. O`Connell:

Pursuant to Section 6 of the Securities Act of 1933 and Section 8 of the Investment Company Act of 1940, as amended, we are hereby filing Post-Effective Amendment No. 36 to the Registrant`s Registration Statement on Form N-1A.

We are submitting this filing pursuant to Rule 485(a) in order to comply with the amendments to Form N-1A that became effective on March 31, 2009. After we receive and address the staff`s comments on the 485(a) filing, we will file our annual update for this Registrant under Rule 485(b), which will include updated financial statements, 2009 performance information and other non-material changes to the registration statement. If we elect to produce a stand-alone Summary Prospectus, it will be filed no later than the date it is first used pursuant to Rule 497(k).

Please note that while the new summary section exceeds 4 pages, it will be produced in an 8.5 inch by 5.5 inch format as opposed to an 8.5 inch by 11 inch format.

Please contact me at 410-345-4981, or in my absence, Brian R. Poole at 410-345-6646, if we may be of further assistance.

Sincerely,

/s/Tawanda L. Cottman
Tawanda L. Cottman